UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Concurrent Computer Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

206710402

(CUSIP Number)

GEORGE LAU

c/o GALLEON GROUP

590 MADISON AVENUE, 34th FLOOR

NEW YORK, NY 10022

(212) 371-2939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206710402

1.	Names of Reporting Persons. Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 503,474

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 503,474

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 503,474

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 5.89%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 206710402

1.	Names of Reporting Persons. Galleon Buccaneer’s Offshore, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 503,474

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 503,474

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 503,474

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 5.89%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 206710402

1.	Names of Reporting Persons. Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 503,474

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 503,474

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 503,474

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 5.89%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 206710402

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares (the “Shares”) of the common stock, par value $0.01 per share (“Common Stock”) of Concurrent Computer Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 4375 River Green Parkway, Suite 100, Duluth, GA  30096.

Item 2.	Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

•      Galleon Management, L.P., is a Delaware limited partnership that is registered with the SEC as an investment adviser and that provides investment management services to private investment funds, including Galleon Buccaneer’s Offshore, Ltd.;

•      Galleon Buccaneer’s Offshore, Ltd., a private investment fund, is an exempted Company incorporated under the laws of the Cayman Islands; and

•      Raj Rajaratnam, is a U.S. citizen who functions in the following capacities with respect to the above-mentioned entities:

Entity Name:	Capacity:

Galleon Management, L.P.	Managing Member of General Partner (Galleon Management, LLC)

Galleon Buccaneer’s Offshore, Ltd.	Director (Galleon Management, L.P. is the investment adviser)

The address of the principal business and principal office for each entity and person listed above is 590 Madison Avenue, 34th Floor, New York, NY  10022.  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit B.

Certain additional information required by this Item 2 and in General Instruction C is set forth on Exhibit B, which is incorporated herein by reference.

During the last five years, none of the entities or persons listed above or, to the best knowledge of the Reporting Persons, on Exhibit B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as disclosed below, during the last five years, none of the entities or persons listed above and, to the best knowledge of the Reporting Persons, on Exhibit B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In May 2005, Galleon Management, L.P. settled an SEC administrative proceeding for violations of Rule 105 of Regulation M. Rule 105 is a technical trading rule that prohibits, under certain circumstances, covering short sales that occurred within five days of pricing with stock purchased in follow-on equity offerings. The transactions in question were primarily in the Galleon Admiral’s Fund. Galleon Management, L.P. has taken remedial action, including enhanced training of employees and implementation of strict Rule 105 policies and procedures. The firm also has designated an employee to monitor trading for compliance with Rule 105.

Item 3.	Source and Amount of Funds and Other Consideration.

Galleon Buccaneer’s Offshore, Ltd. expended approximately $4,105,837.73 in order to purchase the 602,146 shares of Common Stock held by it.  Galleon Buccaneer’s Offshore, Ltd. purchased the Common Stock with its own working capital, which may, at any time, include margin loans made by brokerage firms in the ordinary course of business.

CUSIP No. 206710402

The Reporting Persons effect purchases of securities primarily through margin accounts maintained for them with The Bank of New York Mellon,  Morgan Stanley & Co. Incorporated, Deutsche Bank Securities, Inc., UBS Securities LLC, Citibank, N.A., Goldman Sachs & Co. and JPMorgan Securities, Inc. (the “Prime Brokers”), which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the Prime Brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares in the ordinary course of business for investment because they believe the Common Stock represents an attractive investment opportunity based on the Company’s assets and business prospects.

The Reporting Persons are engaged in the investment business and review their holdings on an ongoing basis.  As a result of such review, the Reporting Persons may make additional purchases of Common Stock or may sell Shares beneficially owned by them at any time.  In furtherance of their ongoing review of their investment in the Common Stock, the Reporting Persons may meet with members of the Issuer’s management to discuss the business, strategy, plans and prospects of the Issuer.  Depending on the outcome of any such discussions, during any such discussions, or at any other time, the Reporting Persons may present to the Issuer’s management plans or proposals that the Reporting Persons believe will enhance shareholder value.  Such plans or proposals might relate to one of the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D.

On May 7, 2009, Krish Panu was elected to the board of directors of the Issuer.  Mr. Panu is a Managing Director of Galleon Special Opportunities Management, LLC, a Delaware limited liability company that provides investment management services to private funds (“Galleon Special Opportunities”).  Raj Rajaratnam is the Managing Member of Galleon Special Opportunities.  As a director of the Issuer, Mr. Panu may have influence over the corporate activities of the Issuer, including activities that may relate to the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D.

Except as otherwise described herein, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D.  Such persons may, at any time and from time to time, review or reconsider their position and formulate or revise any such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the date of this filing, Galleon Buccaneer’s Offshore, Ltd. (“Buccaneer”) is the beneficial owner of an aggregate of 503,474 Shares, which constitute approximately 5.89% of the 8,552,000 Shares (the “Reported Number”) reported by the Issuer as outstanding as of April 27, 2009.   Galleon Management, L.P., as the investment advisor of Galleon Buccaneer, and Mr. Rajaratnam, by virtue of the capacities in which he functions as described in Item 2 above, may each be deemed to share voting and dispositive power over the Shares beneficially owned by Buccaneer.

All percentages of the Common Stock outstanding reported in this Schedule 13D are based on the Reported Number.

(c)  Set forth in Exhibit A hereto are the transactions in the Shares during the past 90 days by Galleon Management, L.P. and Galleon Buccaneer’s Offshore, Ltd. All such transactions were effected in open market purchases.

(d)  Not applicable.

(e)  Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes

CUSIP No. 206710402

of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Private investment funds managed by Galleon Management, L.P. and its affiliates (the “Funds”) may from time to time enter into and unwind cash settled equity swaps, exchange traded “over-the-counter” puts and calls, warrants, forward purchase or sale transactions, future transactions, cap transactions, floor transactions, collar transactions, or other options or derivative or risk management transactions with respect to the Shares. The return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes, securities, baskets or groups of securities in which Shares may be included, currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any index or other similar transaction (including any option with respect to any of these transactions) or any combination of these transactions with one or more counterparties.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan.

From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow or arrange to borrow securities, including Shares, for the purpose of effecting and settling, and may effect and settle, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit B, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the entities and person enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Trading information as required by Item 5(c).

Exhibit B:	Additional information required by General Instruction C.

Exhibit C:	Power of Attorney, dated May 7, 2009.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:	May 7, 2009	Galleon Management, L.P.

		By:	/s/ Raj Rajaratnam*

		Title:	Managing Member of General Partner, Galleon Management, LLC

Date:	May 7, 2009	Galleon Buccaneer’s Offshore, Ltd.

		By:	/s/ Raj Rajaratnam*

		Title:	Director

Date:	May 7, 2009	Raj Rajaratnam

		By:	/s/ Raj Rajaratnam*

		Title:	Self

/s/ George K. Lau
* By George K. Lau, attorney-in-fact

EXHIBIT INDEX

A.	Trading information as required by Item 5(c).
B.	Additional information required by General Instruction C.
C.	Power of Attorney, dated May 7, 2009.